UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment # _________)*

Navitrak International Corp.
(Name of Issuer)

Common
(Title of Class of Securities)

63936N106
(CUSIP Number)

J. A. Michie, Usteristrasse 19, PO Box 6681, 8023 Zurich, Switzerland, +41.44.226.5000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

Feb. 26th, 2007
(Date of Events which Requires Filling of this Statement)

If the filling person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.⁪

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are be sent.

*The reminder of this cover page shall be filled for a reporting person’s initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP # 63936N106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. M. Capital Partners Ltd.
2.	Check the Appropriate Box if a Member of a Grope (See Instructions) (a)…………………………………………………………………… (b)…………………………………………………………………….
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization BVI

Number of Shares Beneficially by Owned by Each Reporting Person With
7.	Sole Voting Power 38,016,412
8.	Shared Voting Power……………………………………………..
9.	Sole Dispositive Power 38,016,412
10.	Shared Dispositive Power…………………………………………
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,016,412
12.	Check if the Aggregate Amount in Row (11) Exclude Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 58%
14.	Type of Reporting Person (See Instructions) CO

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2007
Date
/s/J.A. Michie
Signature
J.A. Michie, Managing Director
Name/Title